Exhibit 99.7

TERMINATION AGREEMENT

This Termination Agreement, dated as of November 8, 2011 (this “Agreement”), is entered into among JCF FPK I LP, an Alberta limited partnership (“JCF FPK”), Red Mountain Capital Partners II, L.P., a Delaware limited partnership (“RMCP II”), and Red Mountain Capital Partners III, L.P., a Delaware limited partnership (“RMCP III” and, together with RMCP II and JCF FPK, the “Shareholders”), in relation to their respective investments in the common stock, par value $0.01 per share (the “Common Stock”), of Encore Capital Group, Inc. (the “Company”).

W I T N E S S E T H

WHEREAS, the Shareholders have entered into that certain Shareholders’ Agreement, dated as of October 19, 2007, concerning certain matters in relation to their respective investments in Common Stock (the “Prior Agreement”);

WHEREAS, JCF FPK has agreed to sell up to 3,971,315 shares of Common Stock in an underwritten public offering (the “Offering”), such amount representing its entire investment in the Company; and

WHEREAS, the Shareholders mutually wish to terminate the Prior Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1.             Termination.  The Prior Agreement is hereby terminated in its entirety and of no further force or effect, and each of the Shareholders will have no further rights or obligations thereunder.

2.             Permitted Transfer.  Red Mountain hereby consents to all transfers by JCF FPK of Common Stock pursuant to that certain Underwriting Agreement, dated as of November 2, 2011, among JCF FPK, the Company and Morgan Stanley & Co. LLC relating to the Offering, and acknowledges and agrees that such transfers are “Permitted Transfers” (as defined in the Prior Agreement) under the Prior Agreement.

3.             Cooperation.  For the avoidance of doubt, the Shareholders will reasonably cooperate with each other to the extent necessary in relation to amending their respective filings with the Securities and Exchange Commission on Schedule 13D to reflect the signing of this Agreement and the Offering.

4.             Entire Agreement.  This Agreement constitutes the whole agreement among the parties hereto relating to the subject matter hereof and supersedes all prior agreements or understandings, both oral and written, among all of the parties hereto and thereto relating to the subject matter hereof.

5.             Counterparts. This Agreement may be executed in counterparts, and by different parties on separate counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

6.             Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware.

[Signature pages follow.]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be duly executed as of the date first written above.

JCF FPK I LP

By: JCF Associates II-A LP, its general partner By: JCF Associates II-A LLC, its general partner By: JCF Associates II LP, its sole member By: JCF Associates II Ltd, its general partner

/s/ Dan Katsikas
By:	Name: Dan Katsikas
Title: Managing Director

RED MOUNTAIN CAPITAL PARTNERS II, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By:	Name: Willem Mesdag
Title: Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS III, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By:	Name:	Willem Mesdag
	Title:	Authorized Signatory